UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ____________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
____________

The Estee Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Howard Dicker Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

November 15, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1)

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	2

1		NAMES OF REPORTING PERSONS Evelyn H. Lauder 2012 Marital Trust One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 2 and 5)†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Items 2 and 5)†
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Items 2 and 5)†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Items 2 and 5)†
14		TYPE OF REPORTING PERSON OO
†As of November 15, 2013, and the date hereof, LAL Family Partners L.P. and LAL Family Corporation continue to beneficially own 90,659,684 shares of Class B Common Stock that is convertible into Class A Common stock, which would constitute 27.5% of the number of shares of Class A Common Stock outstanding (See Items 2 and 5).

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	3

1		NAMES OF REPORTING PERSONS Evelyn H. Lauder 2012 Marital Trust Two
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 2 and 5)†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Items 2 and 5)†
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Items 2 and 5)†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Items 2 and 5)†
14		TYPE OF REPORTING PERSON OO
†As of November 15, 2013, and the date hereof, LAL Family Partners L.P. and LAL Family Corporation continue to beneficially own 90,659,684 shares of Class B Common Stock that is convertible into Class A Common stock, which would constitute 27.5% of the number of shares of Class A Common Stock outstanding (See Items 2 and 5).

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	4

1		NAMES OF REPORTING PERSONS George W. Schiele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 2 and 5)†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Items 2 and 5)†
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Items 2 and 5)†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Items 2 and 5)†
14		TYPE OF REPORTING PERSON IN

†As of November 15, 2013, and the date hereof, LAL Family Partners L.P. and LAL Family Corporation continue to beneficially own 90,659,684 shares of Class B Common Stock that is convertible into Class A Common stock, which would constitute 27.5% of the number of shares of Class A Common Stock outstanding (See Items 2 and 5).

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D first filed with the Securities and Exchange Commission on November 25, 2008 (the “Schedule 13D”), and is filed by the Evelyn H. Lauder 2012 Marital Trust One (“EHL Trust One”), the Evelyn H. Lauder 2012 Marital Trust Two (“EHL Trust Two”), and George W. Schiele, as a trustee (“GWS”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 2.   Identity and Background.

Item 2 is supplemented as follows:

On November 15, 2013, there was a change in the composition of the trustees of EHL Trust One, and GWS and Joel S. Ehrenkranz (“JSE”) ceased to be trustees of EHL Trust One.  In addition, there was a change in the composition of the board of directors of LAL Family Corporation (“LALFC”).  The majority stockholders of LALFC continue to be, collectively, EHL Trust One and EHL Trust Two, and LALFC continues to be the sole general partner of LAL Family Partners L.P. (“LALFP”).

Item 5.   Interest in Securities of the Issuer.

(a)
As a result of the changes described in Item 2 of this Amendment No. 3, on November 15, 2013, the Reporting Persons ceased to be required to report beneficial ownership of shares of the Issuer directly owned by LALFP (and indirectly owned by LALFC). As of November 15, 2013 and on the date hereof, LALFP continued to beneficially own directly 90,659,684 shares of Class B Common Stock, par value $.01 per share, of the Issuer (“Class B Common Stock”), and LALFC beneficially owned such shares indirectly as the sole general partner of LALFP.  LALFP and LALFC separately report beneficial ownership on Schedule 13G.  The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by LALFP (and LALFC), LALFP (and LALFC) would beneficially own 90,659,684 shares of Class A Common Stock, which would constitute 27.5% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 24, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013, as filed with the SEC by the Issuer on November 1, 2013 (239,225,209 shares), plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by LALFP (and LALFC) described above.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 0 shares of Class A Common and 90,659,684 shares of Class B Common Stock beneficially owned by LALFP (and LALFC) constitute 52.5% of the aggregate voting power of the Issuer.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)	None of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

5

(d)
The beneficiaries of EHL Trust One (i.e., William P. Lauder, Gary M. Lauder and their descendants), the beneficiaries of EHL Trust Two (i.e., Leonard A. Lauder and his descendants), the stockholders of LALFC (i.e., EHL Trust One, EHL Trust Two, William P. Lauder, and Gary M. Lauder), and the partners of LALFP (including EHL Trust Two, William P. Lauder, and Gary M. Lauder) do not have the right to, but may receive, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by LALFP.

(e)	On November 15, 2013, the Reporting Persons ceased to be a beneficial owner of Common Stock as a result of the changes described in Item 2 of this Amendment No. 3.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The information set forth in Item 2 to this Amendment No. 3 is incorporated herein by reference.  A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 19 hereto.

Item 7.   Material to be Filed as Exhibits.

Item 7 is supplemented as follows:

Exhibit 19	Joint Filing Agreement, dated November 15, 2013, among EHL Trust One, EHL Trust Two, and George W. Schiele. †

_______________________________
† Filed herewith.

6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2013

EVELYN H. LAUDER 2012 MARITAL TRUST ONE

By:	/s/ William P. Lauder
Name:	William P. Lauder
Title:	Trustee

EVELYN H. LAUDER 2012 MARITAL TRUST TWO

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

/s/ George W. Schiele
George W. Schiele

7

Exhibit Index

Exhibit No.                      Description

Exhibit 19	Joint Filing Agreement, dated November 15, 2013, among EHL Trust One, EHL Trust Two, and George W. Schiele. †

_______________________________
† Filed herewith.

8